FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 10, 2019

Ger. Gen. No. 42 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, and duly authorized on behalf of Enel Américas S.A. (“Enel Américas”), I hereby attach the “Comunicato Stampa” as a Significant Event, as published today by our parent company, Enel S.p.A., informing of an incremental equity stake of 4.62% in Enel Américas, and an aggregate total of 56.42%.

In the same "Comunicato Stampa" and in relation to the capital increase currently in progress, announced through a Significant Event issued on February 27, 2019, supplemented by a Significant Event issued on March 1, 2019, Enel S.p.A. informed of its intention to vote in favor of the capital increase at the Extraordinary Shareholders’ Meeting to be held on April 30, 2019. Furthermore, Enel S.p.A disclosed its intention, subject to the approval of the capital increase and market conditions, to subscribe for shares issued by Enel Américas in proportion to its current stake of 56.42% through the exercise of its pre-emptive subscription rights.

More details can be found in the “Comunicato Stampa” attached hereby. Also included is a translation into Spanish of the "Comunicato Stampa".

Yours truly,

Domingo Valdés Prieto

General Counsel

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander-Chile- Representante de los Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

ENEL ALCANZA EL 56,42% DE PARTICIPACIÓN ACCIONARIAL EN ENEL AMÉRICAS

•         Enel ha aumentado su participación accionarial en Enel Américas en un 4,62% adicional, en línea con su propósito de reducir participaciones de minoritarios en subsidiarias del Grupo en Sudamérica.

Roma, abril [10], 2019 - Enel SpA ("Enel") aumentó su participación en susubsidiaria chilena Enel Américas S.A. ("Enel Américas") a 56,42% desde un 51,8% del capital accionarial de la compañía, al liquidar dos transacciones de swaps (las "Transacciones de Swaps") celebradas en octubre de 2018 con una institución financiera, para adquirir hasta el 5% del capital social de Enel Américas, según se anunció entonces a los mercados financieros.

 De conformidad con las Transacciones Swap, Enel ha adquirido:

• 1.707.765.225 acciones ordinarias emitidas por Enel Américas; y

• 18.931.352 “American Depositary Shares” emitidas por Enel Américas (“ADSs”), cada una de las cuales representa 50 acciones ordinarias de Enel Américas;

 representando, en el agregado, un  4,62% del capital accionarial de Enel Américas.

El precio pagado por dichas acciones y ADS, de acuerdo con las Transacciones de Swap, asciende a aproximadamente 198 mil millones de pesos chilenos (116 pesos chilenos por acción) y 164,7 millones de dólares de los Estados Unidos de América, respectivamente, o aproximadamente, 412 millones de euros  (1)  en el agregado.

Las obligaciones de pago de Enel en virtud de las Transacciones de Swap han sido financiadas a través de la generación interna de flujo de efectivo.

La Transacción de Swaps con respecto a las acciones ordinarias de Enel Américas se mantiene vigente, en vista del objetivo inicial de un aumento en la participación de un 5%.

En relación con el anunciado aumento de capital propuesto para Enel Américas, por un monto de hasta US$ 3.500 millones, que se presentará a la aprobación de la Junta Extraordinaria de Accionistas de Enel Américas, convocada para el 30 de abril de 2019, Enel tiene la intención de votar a favor de tal aprobación. Si el aumento de capital propuesto resulta aprobado, y sujeto a las condiciones del mercado, Enel pretende suscribir acciones emitidas por Enel Américas correspondiente a su participación accionarial actual, es decir 56,42%, mediante el ejercicio de derechos de suscripción preferentes.

Las transacciones mencionadas arriba están en línea con el plan estratégico 2019-2021 del Grupo Enel, divulgado a los mercados financieros, que sigue centrado en la reducción de participaciones de minoritarios en las subsidiarias que operan en Sudamérica.

1Basado en el cambio vigente al día 9 de abril de 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 10, 2019